FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

500 - 10355 Jasper Avenue

Edmonton, Alberta T5J 1Y6

Item 2	Date of Material Change

May 28, 2020

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through Canada Newswire on May 28, 2020 and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

The Company has strategically entered the United States CBD market through the completion of the acquisition of all of the outstanding membership units of Reliva, LLC (“Reliva”) in consideration for approximately US$40 million of common shares of Aurora (“Common Shares”) and potential earn out consideration of up to an additional US$45 million payable in Common Shares, cash or a combination thereof (the “Acquisition”). Reliva is a provider of hemp-derived CBD products in the United Sates. The Acquisition represents Aurora’s entry into the United States CBD market. In connection with the completion of the Acquisition the Company also entered into a Second Amendment to the First Amended and Restated Credit Agreement dated September 4, 2019, as amended by an amendment dated March 25, 2020 (the “Credit Facility”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Acquisition of Reliva LLC

On May 20, 2020, Aurora and Aurora USA Holdings Inc. (“Aurora USA”) entered into a purchase and sale agreement with Reliva, Miguel Martin (as seller’s representative) and the unitholders of Reliva (the “Purchase Agreement”), pursuant to which Aurora agreed to acquire all of the outstanding units of Reliva.

On May 28, 2020, Aurora completed the Acquisition which represents the Company’s initial expansion of its business into the United States CBD market. On completion of the Acquisition, Aurora issued to the Reliva unitholders an aggregate of 2,480,810 Common Shares, at a deemed price of $15.71 per Common Share. Pursuant to the Purchase Agreement, Aurora agreed to pay additional potential earn-out consideration of US$45 million in cash, Common Shares, or a combination thereof, on achievement of certain EBITDA targets by Reliva over the twelve month periods ending December 31, 2020 and December 31, 2021. Upon completion of the Acquisition, the Reliva management team will remain in place with Miguel Martin continuing as president of Aurora USA and joining the executive leadership team of Aurora.

Reliva, LLC

Reliva, based in Natick, Massachusetts, is a U.S. provider of hemp derived CBD products for consumers. Through partnerships with wholesalers and retailers, including 8 of the 20 top convenience store chains, Reliva’s products, which include CBD consumables such as drink mixes and gummies, as well as body lotions, lip balms, and other CBD products, are available in over 20,000 retail stores in the United States.

The Acquisition of Reliva is not considered a “significant acquisition” under National Instrument 51-102.

Material Terms of the Purchase Agreement

Purchase Consideration

The Purchase Agreement provides for the payment of the following consideration by Aurora to the Reliva unitholders:

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On closing, US$39.7 million, plus estimated closing cash, and minus certain holdbacks for post closing adjustments, which Aurora satisfied through the issuance of 2,480,810 Common Shares to the Reliva unitholders.

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Earn out consideration of up to US$45 million subject to Reliva achieving certain financial performance metrics in 2020 and 2021, which may be paid in cash, Common Shares or a combination thereof, at the option of Aurora.

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The number of Common Shares to be issued in any payment is calculated based on the volume weighted average price of the Common Shares for the five trading days expiring three trading days prior to the issuance of such shares.

Registration Rights

The Company agreed to file, within one business day of the closing of the Acquisition, with applicable Canadian securities regulators and with the Securities and Exchange Commission, a prospectus supplement (the “Prospectus Supplement”) to its base shelf prospectus dated May 10, 2019 (the “Base Prospectus”), to permit the resale of the Common Shares by the former Reliva unitholders in the United States. The Company agreed to indemnify the former Reliva unitholders against certain liabilities and expenses and to contribute to payments that the Selling Shareholders may be required to make in respect thereof that are directly or indirectly based on or resulting from the resale of the Common Shares by the former Reliva unitholders.

Risks Relating to the Acquisition

The Acquisition represents Aurora’s first entrance to the United States CBD market, and as such poses a number of risks to Aurora. If any of these risks occur, Aurora’s business, results of operations or financial condition could be materially adversely affected. These risks include the following:

Aurora may be unable to realize the anticipated benefits of the Acquisition.

Aurora is acquiring Reliva to realize anticipated benefits of entering the U.S. CBD market. The anticipated benefits are necessarily based on projections and assumptions. Aurora may not realize the anticipated benefits to the extent, or in the time frame, anticipated, or at all. If Aurora does not realize the anticipated benefits, its growth strategy and future profitability could be negatively affected. Aurora’s ability to realize the benefits of the Acquisition will depend in part on the timely integration of organizations, operations, procedures, policies and technologies, as well as the harmonization of differences in the business cultures of the two companies and the retention of key personnel. The challenges involved in this integration also include preserving Reliva’s customer, channel partner, supplier and other important relationships; minimizing the diversion of management attention from ongoing business concerns; assuring that the internal controls over financial reporting of the combined company are effective; and coordinating operations, relationships and facilities in a jurisdiction that Aurora has not previously operated in. Aurora’s failure to meet the challenges involved in the integration of Reliva’s business and operations or to otherwise realize the anticipated benefits of the Acquisition may adversely affect the future results of Aurora’s U.S. business, which could have a material adverse effect on the business, financial condition and results of operations of the Company more generally.

Aurora may fail to comply with the rapidly developing regulatory environment in the United States.

Aurora will be operating in a new jurisdiction in which the regulatory environment related to the manufacture, marketing and sale of CBD products is rapidly developing and Aurora may not always succeed in complying fully with applicable regulatory requirements. Aurora’s operations in the United States will be subject to various laws, regulations and guidelines by governmental authorities relating to the manufacture, marketing and sale of CBD products derived from “industrial hemp,” including, the U.S. Food and Drug Administration (the “FDA”), the U.S. Drug Enforcement Administration (the “DEA”) and the U.S. Federal Trade Commission (the “FTC”), and similar state regulators in each of the states in which we operate or our products and marketed and sold. As used in this document, “industrial hemp” means the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a tetrahydrocannabinol (“THC”) concentration of not more than 0.3% on a dry weight basis. Achievement of the Company’s business objectives in the United States is contingent, in part, upon compliance with regulatory requirements enacted by federal and state regulatory authorities related to our business and manufacturing, marketing and selling CBD products in the United States. The failure to comply with, or enforcement by, these regulatory regimes could have a material adverse effect on Aurora’s U.S. business and could have a material adverse effect on the business, financial condition and results of operations of the Company more generally.

There is significant legal and regulatory uncertainty in the United States regarding the manufacturing, marketing and sale of CBD products and the interpretation or application of, or changes to, laws and regulations related to the manufacturing, marketing and sale of CBD products may have a material adverse effect on the Company’s U.S. business.

On December 20, 2018, the U.S. Agriculture Improvement Act of 2018 (the “2018 Farm Bill”) came into effect in the United States. The 2018 Farm Bill, among other things, removed what is often referred to as “industrial hemp” from the U.S. Controlled Substances Act and amended the U.S. Agricultural Marketing Act of 1946 to permit the production and sale of industrial hemp in the United States. The 2018 Farm Bill tasked the U.S. Department of Agriculture (the “USDA”) with promulgating regulations in relation to the cultivation and production of industrial hemp. The 2018 Farm Bill also directed the USDA to promulgate federal regulations that would apply to the production of industrial hemp in every state which does not put forth a state industrial hemp plan for approval by the USDA. The USDA issued an interim final rule in October 2019. Various states are in the process of applying to the USDA for approval of their industrial hemp production regulations and certain state plans have been approved by the USDA. On February 27, 2020, the USDA announced the delay of certain requirements under its interim final rule, including the requirement for labs to be registered by the DEA and the requirement that producers use a DEA-registered reverse distributor or law enforcement to dispose of non-compliant plants under certain circumstances. The 2018 Farm Bill provides that its provisions do not preempt or limit state laws that regulate the production of industrial hemp. Accordingly, some states may choose to restrict or prohibit some or all industrial hemp production or sales within the state and variances in states’ laws and regulations on industrial hemp are likely to persist. Further, each state has discretion to develop and implement its own laws and regulations governing the manufacturing, marketing, labeling, and sale of industrial hemp products, which has created a patchwork of different regulatory schemes applicable to such products in the various states.

Under the 2018 Farm Bill, the FDA has retained authority over the U.S. Federal Food, Drug, and Cosmetic Act (the “FFDCA”)-regulated products (e.g., drugs (human and animal), food (human and animal), dietary supplements and cosmetics) containing industrial hemp and ingredients derived from industrial hemp, including CBD. The FDA has taken the position that CBD is prohibited from use as an ingredient in food and dietary supplements. This position is based on the FDA’s interpretation of the drug exclusion rule in the FFDCA. The drug exclusion rules provides that a substance that has been approved and/or has been subject to substantial clinical investigations as a drug may not be used in a food or dietary supplement, unless the substance was first marketed in a food or dietary supplement prior to the initiation of substantial clinical investigations of the substance as a drug. The FDA’s position is that CBD was not marketed in a food or dietary supplement prior to the time CBD was investigated and approved as a drug (despite the historic use of hemp as consumable product) and, therefore, CBD may not be used as an ingredient in food and dietary supplements.

To date, despite public statements, the FDA has not issued regulations regarding CBD as an ingredient in food and dietary supplements or taken any enforcement action in the courts asserting a violation of the U.S. Federal Food Drug & Cosmetic Act with respect to the manufacturing, marketing and sale of CBD products. However, the FDA has issued several “Warning Letters” to companies that have made unsubstantiated claims about their CBD products being able to treat medical conditions. Some of these letters were co-signed with the FTC and cited the companies for making health and other claims about the efficacy of CBD that were not substantiated by competent and reliable scientific evidence.

Until the FDA formally adopts regulations with respect to CBD products, there is a risk that the FDA could take action against Aurora’s CBD ingestible products sold in the United States, which could include “Warning Letters,” enforcement actions arising from civil, administrative or other proceedings, fines, penalties, administrative sanctions, settlements, injunctions, product recalls and/or seizures. Moreover, states also have regulatory authority through their own food, drug and cosmetic safety laws and we are subject to similar risks in each state in which Aurora’s CBD ingestible products are manufactured, marketed, sold, including enforcement actions arising from civil, administrative or other proceedings, fines, penalties, administrative sanctions, settlements, injunctions, product recalls and/or seizures. Any of these actions by federal or state regulators against Aurora and Aurora’s CBD ingestible products in the United States would have a material adverse effect on the Company’s U.S. business and could have a material adverse effect on the business, financial condition and results of operations of the Company more generally.

The FDA and state regulatory authorities could seek to regulate topical products that contain CBD in the United States on the basis that they are being used to treat, mitigate or prevent disease or for use in affecting the structure or any function of the body. For example, the FDA has sometimes asserted that a product qualifies as a drug based solely on the presence of an ingredient widely understood to have drug effects, even in the absence of express claims about them. Consequently, even though we do not make any health or other claims about any of CBD products sold in the United States, topical or ingestible, the FDA or a state regulator could still assert that the products are intended for use as drugs. Ultimately, if the FDA or a state regulator asserts its authority over our topical products, and we cannot or elect not to comply with the onerous regulatory requirements, we could be prevented from producing, marketing and selling topical products containing CBD in the United States. Likewise, if states enforce or adopt regulatory interpretations or restrictions that limit our ability to market our topical products containing CBD in such states it could have a material adverse effect on our U.S. business and could have a material adverse effect on our business, financial condition and results of operations more generally.

Aurora may be required to obtain additional licenses, authorizations, approvals and permits in connection with our U.S. business.

Aurora may be required to obtain and maintain certain U.S. federal or state permits, licenses and approvals in the United States relating to the manufacture, marketing and sale of CBD products. Aurora may be unable to obtain or maintain any necessary licenses, permits or approvals. To the extent such permits and approvals are required and not obtained, Aurora may be prevented from operating and/or expanding our U.S. business, which would have a material adverse effect on Aurora’s U.S. business and could have a material adverse effect on the business, financial condition and results of operations of the Company more generally.

Aurora is subject to a variety of regulatory limitations related to marketing and advertising of our CBD products.

In the U.S., advertising is subject to regulation by the FTC under the Federal Trade Commission Act as well as the FDA under the FFDCA, including as amended by the U.S. Dietary Supplement Health and Education Act of 1994, and by similar state and local regulation. In recent years, the FTC, the FDA and state regulators have initiated numerous investigations of food and dietary supplement products both because of their CBD content and based on allegedly deceptive or misleading marketing claims and have, on occasion, issued “Warning Letters” due to such claims. Some U.S. states also permit content, advertising and labeling laws to be enforced by state attorneys general, who may seek civil and criminal penalties, relief for consumers, class action certifications, class wide damages and recalls of products sold by Aurora. There has also been a recent increase in private litigation that seeks, among other things, relief for consumers, class action certifications, class wide damages and recalls of products. Any actions against Aurora by governmental authorities or private litigants would have a material adverse effect on Aurora’s U.S. business and could have a material adverse effect on the business, financial condition and results of operations of the Company more generally.

Aurora’s participation in the industrial hemp industry could subject Aurora to unexpected enforcement action.

There is uncertainty concerning the legal status of industrial hemp and industrial hemp products containing industrial hemp-derived ingredients, including CBD. The status of products derived from the hemp plant, under both federal and state law can depend on the THC content of the plant or derivative (including whether the plant meets the statutory definition of “industrial hemp”), whether the cultivator, processor, manufacturer or product marketer engages in cannabis-related activities for research versus purely commercial purposes, as well as the form and intended use of the product. Under U.S. federal law, products containing CBD may be unlawful if derived from cannabis, including hemp, with a concentration greater than 0.3% on a dry weight basis or if derived from industrial hemp grown outside the parameters of an approved industrial hemp pilot program or industrial hemp cultivated in violation of the 2018 Farm Bill. Even after enactment of the 2018 Farm Bill, the DEA may not treat all products containing industrial hemp-derived ingredients, including CBD, as exempt from the U.S. Controlled Substances Act. If the DEA takes action against Aurora or other participants in the industrial hemp industry, this would have a material adverse effect on Aurora’s U.S. business and could have a material adverse effect on the business, financial condition and results of operations of the Company more generally.

Aurora, or the industrial hemp industry and CBD products more generally, may receive unfavorable publicity or become subject to negative consumer perception.

Aurora believes the industrial hemp industry and the manufacturing, marketing and sale of CBD products are highly dependent upon broad social acceptance and consumer perception regarding the safety, efficacy and quality of the products, as well as consumer views concerning regulatory compliance. Consumer perception of Aurora’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, market rumors or speculation and other publicity regarding the consumption of CBD products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to industrial hemp or CBD markets or any particular product, or consistent with earlier publicity. Aurora’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on Aurora’s U.S. business and could have a material adverse effect on the business, financial condition and results of operations of the Company more generally. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of industrial hemp or CBD in general, or our products specifically, could have a material adverse effect on Aurora’s U.S. business and could have a material adverse effect on the business, financial condition and results of operations of the Company more generally. Additionally, the industrial hemp industry and CBD products may be impacted by perceived similarities or differences between industrial hemp and CBD, on the one hand, and cannabis that is subject to the U.S. Controlled Substances Act, on the other hand. Consumers, vendors, distributors, channel partners, retailers, landlords/lessors, industry partners or third-party service providers may incorrectly perceive industrial hemp and CBD products as cannabis that is subject to the U.S. Controlled Substances Act, thereby confusing them for goods that are illegal under U.S. federal law, which could adversely impact Aurora’s ability to sell CBD products in the United States or to obtain the necessary services or supplies to manufacture, market and sell CBD products in the United States. Additionally, the parties with which Aurora does business, may perceive that they are exposed to reputational risk as a result of our non-U.S. legal cannabis business activities. For example, Aurora may face challenges making U.S. dollar wire transfers or engaging any third-party supplier. While the Company has other banking relationships and believe that the services can be procured from other institutions, the Company may in the future have difficulty maintaining existing, or securing new, bank accounts or clearing services. Failure to establish or maintain business relationships in the United States would have a material adverse effect on Aurora’s U.S. business and could have a material adverse effect on the business, financial condition and results of operations of the Company more generally.

Aurora may be subject to litigation in the United States related to marketing, distribution and sale of CBD products.

Aurora may be subject to litigation, claims and other legal and regulatory proceedings from time to time in the ordinary course of marketing, distribution and sale of CBD products in the United States. Several companies in the CBD industry in the United States have recently become subject to an increasing number of purported class actions lawsuits relating to their food and dietary supplement products containing CBD. Should Aurora face similar class actions filed against Aurora, plaintiffs in such class action lawsuits, as well as in other lawsuits against us, may seek very large or indeterminate amounts, including punitive damages, which may remain unknown for substantial periods of time. Any such litigation could create a negative perception of Aurora’s brands, could require Aurora to expend significant resources to defend and could result in a significant award or injunction against Aurora. Any of these results could have a material adverse effect on Aurora’s U.S. business and could have a material adverse effect on the business, financial condition and results of operations of the Company more generally.

Second Amendment to the Credit Facility

Concurrently with the completion of the Acquisition, the Company entered into a second amendment, dated May 28, 2020, to the Credit Facility. The amendment, among other things, (i) provides the Company with consent to complete the Acquisition and for Reliva to continue conducting its business in the United States, and (ii) restricts the Company from using any funds advanced under the Credit Facility for investment in Reliva. The amendment also reduces the maximum amount of the Credit Facility to the following:

Facility A Maximum Amount - $38,000,000;

Facility B Maximum Amount - $118,517,785; and

Facility C Maximum Amount - $15,294,160.

The Company has committed to repay $20 million of the outstanding amount under the Credit Facility (which includes lenders that are financial institutions that are affiliates of BMO Capital Markets Corp., CIBC World Markets Corp. and AltaCorp Capital Inc.) on or before August 31, 2020. The Company will use funds on hand, funds received from the sale of non-core assets, or proceeds from sales under the Company’s existing at the market offering under its Base Prospectus, for the payment.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Michael Singer, Executive Chairman and Interim CEO Telephone: 1-855-279-4652

Item 9	Date of Report

May 28, 2020

Caution Concerning Forward-Looking Statements

This material change report includes statements containing certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. Examples of such statements include statements with respect to the earn out payments payable to Reliva unitholders and the obligation to pay an additional portion of the Credit Facility. The statements are based on the opinion and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements, including prevailing market conditions. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.